Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-239575

BLACKROCK PRIVATE INVESTMENTS FUND

Supplement dated April 19, 2022 to the

Prospectus and Statement of Additional Information,

each dated July 29, 2021, as supplemented to date

This supplement amends certain information in the Prospectus and Statement of Additional Information (“SAI”), each dated July 29, 2021 (as supplemented to date), of BlackRock Private Investments Fund (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus and SAI that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus and SAI, as applicable.

The Board of Trustees of the Fund has approved an increase to the contractual management fee waiver that is currently in place with respect to the Fund. The increased fee waiver will be in place until July 31, 2023, unless otherwise extended by agreement between the Fund and the Advisor. As a result, effective immediately, the following changes are made to the Prospectus and SAI:

The second paragraph of the sub-section of the Prospectus Summary entitled “Investment Adviser and Investment Sub-Adviser” is deleted in its entirety and replaced with the following:

The Advisor and the Sub-Advisor are subsidiaries of BlackRock. The Advisor receives a management fee at an annual rate equal to 1.75% of the Fund’s net assets determined quarterly (before the accrual of the distribution fee and the management fee for that quarter and after the accrual of any expense reimbursements owed to the Fund by the Advisor pursuant to the Expense Agreement (as defined below) for that quarter). The Advisor has contractually agreed to reduce its net management fee to an annual rate of 1.00% until July 31, 2023, unless otherwise extended by agreement between the Fund and the Advisor. See “Management of the Fund—Investment Management Agreement.” The Advisor, and not the Fund, expects to pay an annual sub-advisory fee to the Sub-Advisor equal to a percentage of the management fee received by the Advisor from the Fund with respect to the Fund’s calendar quarter-end net assets allocated to the Sub-Advisor.

The section of the Prospectus entitled “Summary of Fund Fees and Expenses” is deleted in its entirety and replaced with the following:

This table describes the fees and expenses that you may pay if you buy and hold Shares.

Shareholder Transaction Expenses (fees paid directly from your investment)	Institutional Shares	Class D Shares
Maximum Sales Load imposed on purchases (as a percentage of offering price)(1)	None	None
Dividend Reinvestment Plan Fees(2)	None	None
Maximum Early Repurchase Fee(3)	2.00%	2.00%

Estimated Annual Expenses (expenses that you pay each year as a percentage of average net assets attributable to Shares)
Management Fees(4)(9)	1.75%	1.75%
Distribution and Servicing Fee(5)	None	0.25%
Other Expenses(6)	0.76%	0.79%
Acquired Fund Fees and Expenses(7)	0.64%	0.64%
Total Annual Expenses	3.15%	3.43%
Fee Waiver and/or Expense Reimbursement(8)(9)	(0.76)%	(0.79)%
Total Annual Expenses After Fee Waiver and/or Expense Reimbursement(8)(9)	2.39%	2.64%

(1)	There is no sales load for Institutional Shares or Class D Shares.

(2)

The Reinvestment Plan Agent’s (as defined below under “Dividend Reinvestment Plan”) fees for the handling of the reinvestment of dividends will be paid by the Fund. Any fees attributable to the Dividend Reinvestment Plan are included in the estimate of “Other Expenses.”

(3)

A 2.00% early repurchase fee payable to the Fund may be charged with respect to the repurchase of a shareholder’s Shares at any time prior to the one-year anniversary of a shareholder’s purchase of the Shares (on a “first in – first out” basis). An early repurchase fee payable by a shareholder may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any shareholder. See “Repurchase of Fund Shares; Transfer Restrictions.”

(4)

The Advisor receives a management fee at an annual rate equal to 1.75% of the Fund’s net assets determined quarterly (before the accrual of the distribution fee and the management fee for that quarter and after the accrual of any expense reimbursements owed to the Fund by the Advisor pursuant to the Expense Agreement for that quarter). The Advisor has contractually agreed to reduce its net management fee to an annual rate of 1.00% until July 31, 2023, unless otherwise extended by agreement between the Fund and the Advisor (the “Fee Reduction Agreement”). See “Management of the Fund—Investment Management Agreement.”

(5)

Institutional Shares are not subject to a distribution fee or shareholder servicing fee. Class D Shares are subject to an ongoing distribution and/or shareholder servicing fee (together, the “Distribution and Servicing Fee”) that will accrue at an annual rate equal to 0.25%. The Distributor uses these fees, in respect of the Class D Shares, to compensate Selling Agents for distribution-related expenses, if applicable, and providing ongoing services in respect of clients who own Class D Shares of the Fund. See “Plan of Distribution.”

(6)

Other expenses are based on estimates for the current fiscal year and include, but are not limited to, all initial and ongoing offering expenses (other than any applicable sales load), valuation, custody, transfer agency, accounting, legal and auditing fees of the Fund. The expense amounts assume net assets of $150,000,000 attributable to each of Institutional Shares and Class D Shares. All other things being equal, if less than $150,000,000 of net assets are attributable to a particular class, expenses would increase for that share class.

(7)

Includes fees and expenses of the Portfolio Funds in which the Fund expects to invest. Some or all of the Portfolio Funds charge carried interest, incentive fees or allocations based on the Portfolio Funds’ performance. The Portfolio Funds in which the Fund expects to invest generally charge a management fee of 1.00% to 2.00%, and approximately 20% of net profits as a carried interest allocation. The “Acquired Fund Fees and Expenses” disclosed above are based on historic returns of the Portfolio Funds in which the Fund expects to invest, which may change substantially over time and, therefore, significantly affect “Acquired Fund Fees and Expenses.” The 0.64% shown as “Acquired Fund Fees and Expenses” reflects operating expenses of the Portfolio Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Portfolio Funds). The “Acquired Fund Fees and Expenses” disclosed above, however, do not reflect any performance-based fees or allocations paid by the Portfolio Funds that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Portfolio Funds.

(8)	Reflects a 0.75% contractual waiver on the management fee in place until July 31, 2023 pursuant to the Fee Reduction Agreement.

(9)

The Fund has entered into an Expense Agreement in which the Advisor has agreed to waive and/or reimburse certain operating and other expenses of the Fund in order to limit certain expenses to 0.75% of the Fund’s average quarterly value of the net assets of each share class. Subject to the terms of the Expense Agreement and provided that the Fund has more than $50 million in assets and BlackRock or an affiliate serves as the Fund’s investment adviser or administrator, expenses borne by the Advisor in the prior two fiscal years of the Fund are subject to recoupment by the Advisor. Such recoupment arrangement will terminate on December 31, 2027. The Fund will carry forward any waivers and/or reimbursements of fees and expenses in excess of the Expense Cap and repay the Advisor such amount provided the Fund is able to do so without exceeding the lesser of (1) the expense limit in effect at the time of the waiver or reimbursement, as applicable, or (2) the expense limit in effect at the time of recoupment after giving effect to the repayment. The Expense Agreement continues from year to year if approved by a majority of the Fund’s Independent Trustees. The current term of the Expense Agreement expires on June 30, 2023. The Expense Agreement may be terminated prior to June 30, 2023 only by action of a majority of the Independent Trustees or by a vote of a majority of the Fund’s outstanding voting securities. See “Management of the Fund—Investment Management Agreement—Expense Agreement” for more information regarding the operating and other expenses that the Advisor has agreed to waive and/or reimburse pursuant to the Expense Agreement.

The Fund and the Advisor have also entered into a fee waiver agreement (the “Fee Waiver Agreement”), pursuant to which the Advisor has contractually agreed to waive the management fee with respect to any portion of the Fund’s assets attributable to investments in any equity and fixed-income mutual funds and exchange-traded funds managed by the Advisor or its affiliates that have a contractual management fee, through June 30, 2023. In addition, pursuant to the Fee Waiver Agreement, the Advisor has contractually agreed to waive its management fees by the amount of investment advisory fees the Fund pays to the Advisor indirectly through its investment in money market funds managed by the Advisor or its affiliates, through June 30, 2023. The Fee Waiver Agreement may be terminated at any time, without the payment of any penalty, only by the Fund (upon the vote of a majority of the Independent Trustees or a majority of the outstanding voting securities of the Fund), upon 90 days’ written notice by the Fund to the Advisor.

As required by relevant SEC regulations, the following examples demonstrate the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in Shares. In calculating the following expense amounts, the Fund has assumed its direct and indirect annual expenses would remain at the percentage levels set forth in the table above and that the Fee Reduction Agreement and the Expense Agreement are only in effect for the first year since they expire on July 31, 2023 and June 30, 2023, respectively. The Expense Agreement, however, does continue from year to year if approved by a majority of the Fund’s Independent Trustees. Actual expenses may be more or less than shown below.

Example 1

An investor would pay the following expenses on a $1,000 investment in the Shares, assuming a 5% annual return:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$44	$90	$158	$340
Class D Shares	$47	$98	$172	$366

You would pay the following if you did not tender your Shares for repurchase by the Fund:

	1 Year*	3 Years	5 Years	10 Years
Institutional Shares	$24	$90	$158	$340
Class D Shares	$27	$98	$172	$366

*	The Fund does not expect to engage in tender offers at any time during the first two years of operations.

Example 2

An investor would pay the following expenses on a $25,000 investment in Class D Shares, assuming a 5% annual return:

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$1,168	$2,451	$4,291	$9,148

You would pay the following if you did not tender your Shares for repurchase by the Fund:

	1 Year*	3 Years	5 Years	10 Years
Class D Shares	$668	$2,451	$4,291	$9,148

*	The Fund does not expect to engage in tender offers at any time during the first two years of operations.

Example 3

An investor would pay the following expenses on a $1,000,000 investment in Institutional Shares, assuming a 5% annual return:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$44,212	$90,058	$158,362	$340,492

You would pay the following if you did not tender your Shares for repurchase by the Fund:

	1 Year*	3 Years	5 Years	10 Years
Institutional Shares	$24,212	$90,058	$158,362	$340,492

*	The Fund does not expect to engage in tender offers at any time during the first two years of operations.

The second paragraph of the sub-section of the Prospectus entitled “Management of the Fund—Investment Management Agreement” is deleted in its entirety and replaced with the following:

Fee Reduction Agreement. Effective as of April 19, 2022, the Advisor has contractually agreed in the Fee Reduction Agreement to reduce its net management fee to an annual rate of 1.00% until July 31, 2023. Unless otherwise extended by agreement between the Fund and the Advisor, the management fee payable by the Fund as of August 1, 2023 will return to its contractual annual rate of 1.75%. Prior to April 19, 2022, the net management fee applicable to the Fund was reduced to 1.25% pursuant to a prior fee reduction agreement that was in effect from September 30, 2021 until April 18, 2022. The reduction of the management fee under the Fee Reduction Agreement is not subject to recoupment by the Advisor under the Expense Agreement, described below.

The fourth paragraph of the sub-section of the SAI entitled “Management of the Fund—Investment Management Agreement” is deleted in its entirety and replaced with the following:

Effective as of April 19, 2022, the Advisor has contractually agreed to reduce its net management fee to an annual rate of 1.00% until July 31, 2023 (the “Fee Reduction Agreement”). Unless otherwise extended by agreement between the Fund and the Advisor, the management fee payable by the Fund as of August 1, 2023 will return to its contractual annual rate of 1.75%. Prior to April 19, 2022, the net management fee applicable to the Fund was reduced to 1.25% pursuant to a prior fee reduction agreement that was in effect from September 30, 2021 until April 18, 2022. The reduction of the management fee under the Fee Reduction Agreement is not subject to recoupment by the Advisor under the Expense Agreement, described below.

Investors should retain this supplement for future reference

PROSAI-BPIF-0422SUP